UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-268454) of China Natural Resources, Inc. (the “Company”), and the related prospectuses, as such registration statement and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Unaudited Results of Operations

Furnished herewith on behalf of the Company are the following:

(a)       Unaudited Financial Statements:

-	Condensed Consolidated Statements of Profit or Loss (Unaudited) for the Six Months Ended June 30, 2024 and 2023

-	Condensed Consolidated Statements of Comprehensive Income (Unaudited) for the Six Months Ended June 30, 2024 and 2023

-	Condensed Consolidated Statements of Financial Position as of June 30, 2024 (Unaudited) and December 31, 2023

-	Condensed Consolidated Statements of Changes in Equity (Unaudited) for the Six Months Ended June 30, 2024 and 2023

-	Condensed Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended June 30, 2024 and 2023

-	Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)       Management's Discussion and Analysis of Financial Condition and Results of Operations

Amendment Agreement to Sale and Purchase Agreement for William Minerals

On December 31, 2024, the Company entered into an amendment agreement (the “Amendment Agreement II“) to further amend the sale and purchase agreement dated as of February 27, 2023 by and among Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the Sellers, Mr. Li Feilie and Mr. Yao Yuguang (the “SPA”) with the parties thereto, which was first amended by an amendment agreement dated December 22, 2023 (the “Amendment Agreement”). The SPA was originally entered into for the purposes of acquiring 100% equity interests of Greatfame Investments Limited, which owns 100% equity interest in Williams Minerals (Pvt) Ltd (“Williams Minerals”) (the “Acquisition”). As the Sellers are still in the process of satisfying conditions precedent to the closing of the Acquisition in accordance with the SPA, including but not limited to obtaining requisite governmental approvals, the parties first entered into the Amendment Agreement to extend the long stop date for closing the Acquisition (the “Long Stop Date”) from December 31, 2023 to December 31, 2024, and entered into the Amendment Agreement II on December 31, 2024 to further extend the Long Stop Date from December 31, 2024 to December 31, 2025.

The description of the Amendment Agreement II herein is qualified in its entirety by reference to the Amendment Agreement II to Sale and Purchase Agreement dated as of December 31, 2024 by and among the Company, the Sellers and the respective beneficial owner of the Sellers, which is filed as Exhibit 99.1 to this Form 6-K.

Press Release

On December 31, 2024, the Company issued a press release including a portion of the information contained in this current report. The press release furnished herewith as Exhibit 15.1 shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit Index

15.1	Press Release dated December 31, 2024.
99.1

Amendment Agreement II dated December 31, 2024 to Sale and Purchase Agreement dated as of February 27, 2023 by and among the Company, Feishang Group and Top Pacific (China) Limited, Li Feilie and Yao Yuguang

101.INS	Inline XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: December 31, 2024	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer

CHINA NATURAL RESOURCES, INC.

F-1

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Amounts in thousands, except share and per share data)

		Six Months Ended June 30,
		2023	2024	2024
		CNY	CNY	US$
	Notes	(Unaudited)	(Unaudited)	(Unaudited)
CONTINUING OPERATIONS
Administrative expenses		(4,879)	(3,996)	(550)
Other income		500	—	—
Fair value (loss)/gain on financial instruments	5	(86)	3,862	531
Finance costs		(44)	(30)	(4)
Finance income		3	42	6

LOSS BEFORE INCOME TAX	5	(4,506)	(122)	(17)

Income tax expense	6	—	—	—

LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS		(4,506)	(122)	(17)

DISCONTINUED OPERATIONS
Loss for the period from discontinued operations, net of tax		(4,955)	—	—

LOSS FOR THE PERIOD		(9,461)	(122)	(17)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations		(4,506)	(122)	(17)
From discontinued operations		(6,236)	—	—
Non-controlling interests
From continuing operations		—	—	—
From discontinued operations		1,281	—	—

LOSS FOR THE PERIOD		(9,461)	(122)	(17)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- For loss from continuing operations	7	(0.55)	(0.01)	—
- For loss from discontinued operations	7	(0.76)	—	—
- Loss per share	7	(1.31)	(0.01)	—

F-2

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Amounts in thousands)

	Six Months Ended June 30,
	2023	2024	2024
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

LOSS FOR THE PERIOD	(9,461)	(122)	(17)

Other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the subsidiaries	(5,129)	3,991	549
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the Company	4,747	4,358	600

Total other comprehensive (loss)/ income for the period, net of tax	(382)	8,349	1,149

TOTAL COMPREHENSIVE (LOSS)/ INCOME FOR THE PERIOD	(9,843)	8,227	1,132

Attributable to:
Owners of the Company
From continuing operations	(4,888)	8,227	1,132
From discontinued operations	(6,236)	—	—
Non-controlling interests
From continuing operations	—	—	—
From discontinued operations	1,281	—	—

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(9,843)	8,227	1,132

F-3

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2024 (UNAUDITED) AND DECEMBER 31, 2023

(Amounts in thousands)

		December 31,	June 30,
		2023	2024	2024
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)

ASSETS

NON-CURRENT ASSETS
Property, plant and equipment	8	53	54	7
Right-of-use assets		346	—	—
Other non-current assets	9	247,530	254,238	34,984

TOTAL NON-CURRENT ASSETS		247,929	254,292	34,991

CURRENT ASSETS
Prepayments	10	1,107	1,067	147
Other receivables	11	18	21	3
Cash and cash equivalents	12	4,753	8,779	1,208

TOTAL CURRENT ASSETS		5,878	9,867	1,358

TOTAL ASSETS		253,807	264,159	36,349

F-4

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF JUNE 30, 2024 (UNAUDITED) AND DECEMBER 31, 2023

(Amounts in thousands)

		December 31,	June 30,
		2023	2024	2024
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables		100	100	14
Other payables and accruals	13	82,610	79,405	10,926
Derivative financial liabilities	14	—	4,419	608
Lease liabilities		360	376	52
Due to related companies	18	9,069	6,221	856
Due to the Shareholder	18	85,673	77,317	10,639

TOTAL CURRENT LIABILITIES		177,812	167,838	23,095

TOTAL LIABILITIES		177,812	167,838	23,095

EQUITY
Issued capital	16	450,782	450,782	62,029
Other capital reserves	16	758,775	770,874	106,074
Accumulated losses		(1,122,851)	(1,122,973)	(154,524)
Other comprehensive losses		(10,711)	(2,362)	(325)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		75,995	96,321	13,254
NON-CONTROLLING INTERESTS		—	—	—

TOTAL EQUITY		75,995	96,321	13,254

TOTAL LIABILITIES AND EQUITY		253,807	264,159	36,349

F-5

CHINA NATURAL RESOURCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Amounts in thousands)

Attributable to Owners of the Company

	Issued capital	Other capital reserves	Accumulated losses	Other comprehensive (loss)/income	Total	Non-controlling interests	Total Equity
	CNY	CNY	CNY	CNY	CNY	CNY	CNY

Balance as of January 1, 2023	450,782	735,319	(1,109,010)	(9,322)	67,769	109,680	177,449
(Loss)/profit for the period	—	—	(10,742)	—	(10,742)	1,281	(9,461)
Foreign currency translation adjustments	—	—	—	(382)	(382)	—	(382)

Total comprehensive (loss)/income	—	—	(10,742)	(382)	(11,124)	1,281	(9,843)

Balance as of June 30, 2023	450,782	735,319	(1,119,752)	(9,704)	56,645	110,961	167,606

Balance as of January 1, 2024	450,782	758,775	(1,122,851)	(10,711)	75,995	—	75,995
Loss for the period	—	—	(122)	—	(122)	—	(122)
Foreign currency translation adjustments	—	—	—	8,349	8,349	—	8,349

Total comprehensive (loss)/income	—	—	(122)	8,349	8,227	—	8,227

Issue of shares	—	11,511	—	—	11,511	—	11,511
Share-based payments (Note 17)	—	588	—	—	588	—	588

Balance as of June 30, 2024	450,782	770,874	(1,122,973)	(2,362)	96,321	—	96,321

Balance as of June 30, 2024 (US$)	62,029	106,074	(154,524)	(325)	13,254	—	13,254

F-6

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Amounts in thousands)

		Six Months Ended June 30,
		2023	2024	2024
		CNY	CNY	US$
	Note	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING ACTIVITIES		3,047	(11,846)	(1,630)

INVESTING ACTIVITIES
Purchase of property, plant and equipment		(6)	(4)	(1)
Expenditures on mine development		(1,042)	—	—

Net cash flows used in investing activities		(1,048)	(4)	(1)

FINANCING ACTIVITIES
Proceeds from issuance of shares		—	20,429	2,811
Repayments of bank loans		(1,500)	—	—
Advances from related companies		2,440	60	8
Repayments to the Shareholder		—	(4,653)	(640)
Payment of principal portion of lease liabilities		(583)	—	—
Payment of interest expenses of lease liabilities		(81)	—	—
Interest paid		(1,878)	—	—

Net cash flows (used in)/from financing activities		(1,602)	15,836	2,179

NET INCREASE IN CASH AND CASH EQUIVALENTS		397	3,986	548

NET FOREIGN EXCHANGE DIFFERENCE		117	40	6

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		31,695	4,753	654

CASH AND CASH EQUIVALENTS AT END OF PERIOD	12	32,209	8,779	1,208

F-7

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Natural Resources, Inc. (“CHNR” or the “Company”) is a British Virgin Islands (“BVI”) holding company incorporated in 1993. The address of the principal executive office is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The Company’s principal activity is investment holding. The Company’s subsidiaries (collectively with CHNR, the “Group”) are primarily involved in the exploration and mining and wastewater treatment businesses in the People’s Republic of China (“PRC”).

CHNR’s principal shareholder is Feishang Group Limited (“Feishang Group” or the “Shareholder”), a BVI corporation. Mr. Li Feilie is the controlling shareholder of Feishang Group. In the opinion of the directors of the Company (the “Directors”), the ultimate parent of CHNR is Laitan Investment Limited, a BVI corporation.

2.1	BASIS OF PRESENTATION

The interim condensed consolidated financial statements for the six months ended June 30, 2024 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

As of June 30, 2024, the Group had net current liabilities of CNY157,971 (US$21,737). In view of the circumstance, the directors have given consideration to the future liquidity and performance of the Group and its available sources of financing in assessing whether the Group will have sufficient financial resources to continue as a going concern. The Group has obtained letters from each of Feishang Group Limited (“Feishang Group” or the “Shareholder”) and Feishang Enterprise Group Company Limited (“Feishang Enterprise”), entities controlled by Mr. Li Feilie, the principal beneficial shareholder of the Company, which state that Feishang Group and Feishang Enterprise will provide continuous financial support to the Group in relation to the going concern of its operations, and will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. Feishang Enterprise’s letter also states that it will pay debts on behalf of the Group when needed. Accordingly, in the opinion of the directors, it is appropriate for the financial statements to be prepared on a going concern basis, and not less than 12 months from the end of the reporting period.

The interim condensed consolidated financial statements do not include all the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements, and should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Group’s annual report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”).

The condensed consolidated financial statements include the accounts of CHNR and those subsidiaries in which CHNR has direct or indirect controlling interests. The Company’s subsidiaries as of June 30, 2024 are as described in the 2023 Annual Report.

For the convenience of readers, amounts in Renminbi, the Chinese currency (“CNY”), have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = CNY7.2673 as quoted by www.ofx.com as of June 30, 2024, except as otherwise disclosed. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

F-8

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2023, except for the adoption of the following new and revised IFRS for the first time for the current period’s financial information.

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Classification of Liabilities as Current or Non-current (the “2020 Amendments”)
Amendments to IAS 1	Non-current Liabilities with Covenants (the “2022 Amendments”)
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements

The nature and impact of the revised IFRSs that are applicable to the Group are described below:

(a)	Amendments to IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains. Since the Group has no sale and leaseback transactions with variable lease payments that do not depend on an index or a rate occurring from the date of initial application of IFRS 16, the amendments did not have any impact on the financial position or performance of the Group.

(b)	The 2020 Amendments clarify the requirements for classifying liabilities as current or non-current, including what is meant by a right to defer settlement and that a right to defer must exist at the end of the reporting period. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement. The amendments also clarify that a liability can be settled in its own equity instruments, and that only if a conversion option in a convertible liability is itself accounted for as an equity instrument would the terms of a liability not impact its classification. The 2022 Amendments further clarify that, among covenants of a liability arising from a loan arrangement, only those with which an entity must comply on or before the reporting date affect the classification of that liability as current or non-current. Additional disclosures are required for non-current liabilities that are subject to the entity complying with future covenants within 12 months after the reporting period.

The Group has reassessed the terms and conditions of its liabilities as at 1 January 2023 and 2024 and concluded that the classification of its liabilities as current or non-current remained unchanged upon initial application of the amendments. Accordingly, the amendments did not have any impact on the financial position or performance of the Group.

(c)	Amendments to IAS 7 and IFRS 7 clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The disclosure of relevant information for supplier finance arrangements is not required for any interim reporting period during the first annual reporting period in which an entity applies the amendments. As the Group does not have supplier finance arrangements, the amendments did not have any impact on the interim condensed consolidated financial statements.

F-9

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS

On July 28, 2023, the Company’s board of directors had approved the Sale and Purchase Agreement (“SPA") with Feishang Group. Pursuant to the SPA, the Company agreed to sell 100% equity interest of Precise Space-Time Technology Limited ("PSTT") to Feishang Group, together with PSTT's outstanding payable owed to the Company, for consideration of approximately CNY95,761 comprising: (i) CNY-34,197, the fair value of 100% equity interest of PSTT as determined by the independent valuation report dated July 28, 2023. (ii) CNY129,958, the book value of PSTT's outstanding payable owed to the Company (referred as Disposal of PSTT). PSTT operated the wastewater treatment segment. After the disposal, the Company will not operate any wastewater treatment business and will continue operating its exploration and mining business.

The Disposal of PSTT was accounted for as an equity transaction of entities under common control.

The results of PSTT for the period ended June 30, 2023 are presented below.

Six Months Ended June 30, 2023
CNY
(Unaudited)

Revenue	12,216
Cost of sales	(5,376)
GROSS PROFIT	6,840

Selling and distribution expenses	(420)
Administrative expenses	(5,139)
Other income	142
Impairment losses on financial assets	(10,763)
Finance costs	(1,886)
Finance income	8,098

LOSS BEFORE INCOME TAX	(3,128)

Income tax expense	(1,827)

LOSS FOR THE PERIOD FROM THE DISCONTINUED OPERATIONS	(4,955)

ATTRIBUTABLE TO:
Owners of the Company	(6,236)
Non-controlling interests	1,281

F-10

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

3. DISCONTINUED OPERATIONS (CONTINUED)

The net cash flows incurred by PSTT are as follows:

Six Months Ended June 30, 2023
CNY

Operating activities	5,702
Investing activities	(6)
Financing activities	(3,378)
Net foreign exchange difference	52
Net increase in cash and cash equivalents	2,370

Loss per share
– Basic, from the discontinued operations	(0.76)
– Diluted, from the discontinued operations	(0.76)

The calculations of basic and diluted earnings per share from discontinued operations are based on:

Six Months Ended June 30, 2023
CNY

Loss for the period attributable to owners of the Company from discontinued operations	(6,236)
Weighted average number of ordinary shares in issue during the period used in the basic and diluted earnings per share calculation (Note 7)	8,197,897

F-11

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

4.	SEGMENT INFORMATION

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the Group’s management and the Company’s Board of Directors for the purpose of resource allocation and performance assessment.

Management assesses the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment is consistent with that applied in these financial statements.

Deferred tax assets, income tax payable and deferred tax liabilities are excluded from segment assets and segment liabilities. The Group had neither sale of products nor provisions of services between the operating segments.

As of December 31, 2023 and June 30, 2024, after the disposal of PSTT in July 2023, the Group only operates in one operating segment: exploration and mining, which consists of the exploration for lead, silver, lithium and other metals. The segment results for the six months ended June 30, 2023 were retroactively restated to exclude discontinued operations (Note 3). Segment performance is evaluated based on reportable segment profit / (loss), which is a measure of adjusted profit / (loss) before tax from continuing operations. The segment analysis below is provided for the Group's continuing operations and does not include any amount from a discontinued operation, namely the wastewater treatment (see Note 3 for information on discontinued operations).

For the six months ended June 30, 2023, the segment results were as follows:

	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY

Other items
Depreciation of property, plant and equipment	(2)	(1)	(3)
Depreciation of right of use assets	—	(354)	(354)
Other income	500	—	500
Fair value loss on financial instruments	—	(86)	(86)
Finance costs	(1)	(43)	(44)
Finance income	—	3	3
Loss for the period from continuing operations	(73)	(4,433)	(4,506)

For the six months ended June 30, 2024, the segment results were as follows:

	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY

Other items
Depreciation of property, plant and equipment	(2)	—	(2)
Depreciation of right of use assets	—	(356)	(356)
Fair value gain on financial instruments	—	3,862	3,862
Finance costs	(1)	(29)	(30)
Finance income	2	40	42
Loss for the period from continuing operations	(548)	426	(122)

F-12

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

4. SEGMENT INFORMATION (CONTINUED)

For the six months ended June 30, 2024, the segment results were as follows: (continued)

	Exploration and mining	Corporate activities	Total
	US$	US$	US$

Other items
Depreciation of property, plant and equipment	—	—	—
Depreciation of right of use assets	—	(49)	(49)
Fair value loss on financial instruments	—	531	531
Finance costs	—	(4)	(4)
Finance income	—	6	6
Loss for the period from continuing operations	(75)	58	(17)

The reconciliation of segment assets to total assets is as follows:

	December 31,	June 30,
	2023	2024	2024
	CNY	CNY	US$

Segment assets:
Exploration and mining	252,133	258,295	35,542
Corporate activities	1,674	5,864	807
Total assets	253,807	264,159	36,349

The reconciliation of segment liabilities to total liabilities is as follows:

	December 31,	June 30,
	2023	2024	2024
	CNY	CNY	US$

Segment liabilities:
Exploration and mining	159,285	154,240	21,224
Corporate activities	18,527	13,598	1,871
Total liabilities	177,812	167,838	23,095

The reconciliation from loss for the period from continuing operations to net loss is as follows:

	June 30,
	2023	2024	2024
	CNY	CNY	US$

Loss for the period from continuing operations	(4,506)	(122)	(17)
Loss for the period from discontinued operations	(4,955)	—	—
Net loss (including non-controlling interests)	(9,461)	(122)	(17)

F-13

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

5.	LOSS BEFORE INCOME TAX

The Group’s loss before tax from continuing operations is arrived at after (crediting)/charging:

	Six months ended June 30,
	2023	2024	2024
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Crediting:
Finance income	(3)	(42)	(6)
Other income	(500)	—	—

Depreciation:
- Property, plant and equipment	3	2	—
- Right-of-use assets	354	356	49
Expense relating to short-term leases	97	97	13
Fair value loss/(gain) on financial instruments:
- Derivative financial liabilities	86	(3,862)	(531)
Finance costs	44	30	4

The Group’s loss before tax from discontinuing operations is arrived at after (crediting)/charging:

	Six months ended June 30,
	2023	2024	2024
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Crediting:
Finance income (Note 3)	(8,098)	—	—
Other income	(142)	—	—

Charging:
Cost of sales:
- Construction service	2,423	—	—
- Operation and maintenance services	256	—	—
- Operation services related to service concession arrangement	2,697	—	—
Total	5,376	—	—

Depreciation:
- Property, plant and equipment	103	—	—
- Right-of-use assets	359	—	—
Amortization of intangible assets	395	—	—
Expense relating to short-term leases	112	—	—
Impairment losses on financial assets:
- Trade receivables	388	—	—
- Contract assets	3,546	—	—
- Other receivables	6,829	—	—
Finance costs (Note 3)	1,886	—	—

F-14

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

6.	INCOME TAX EXPENSE

The Company is incorporated in the BVI and conducts its primary business operations through its subsidiaries in mainland China. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. The Hong Kong Profits Tax rate is 16.50%. The Company’s Hong Kong subsidiaries have both Hong Kong–sourced and non-Hong Kong–sourced income. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong–sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the period ended June 30, 2023 and 2024. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

China

Under the Law of the PRC on corporate income tax and the Implementation Regulation of the Corporate Income Tax Law (collectively, the “CIT Law”), the Company’s PRC subsidiaries are generally subject to PRC corporate income tax at the statutory rate of 25% on their respective estimated assessable profits for the six months ended June 30, 2023 and 2024.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s mainland China subsidiaries from their earnings derived after January 1, 2008 to the Company’s Hong Kong subsidiaries are subject to PRC dividend withholding tax of 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty.

The current and deferred components of income tax expense are as follows:

	Six months ended June 30,
	2023	2024	2024
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Current income tax expense	—	—	—
Deferred income tax benefit	—	—	—
Total tax credit for the period from continuing operations	—	—	—
Total tax charge for the period from a discontinued operation	1,827	—	—

Total	1,827	—	—

F-15

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

7.	LOSS PER SHARE

Basic loss per share is calculated by dividing the loss for the period attributable to ordinary equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated by dividing the loss attributable to ordinary equity holders of the Company by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all outstanding dilutive securities into common shares.

Basic and diluted net loss per share for the six months ended June 30, 2023 and 2024 are as follows:

	Six months ended June 30,
	2023	2024	2024
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Loss for the period attributable to owners of the Company
From continuing operations	(4,506)	(122)	(17)
From discontinued operations	(6,236)	—	—

Weighted average number of ordinary shares for basic and diluted loss per share*	8,197,897	9,398,397	9,398,397

Loss per share:
Basic and diluted*
For loss from continuing operations	(0.55)	(0.01)	—
For loss from discontinued operations	(0.76)	—	—
Loss per share	(1.31)	(0.01)	—

For the period ended June 30, 2023 and 2024, the effects of the outstanding warrants and share options were anti-dilutive and excluded from the computation of diluted loss per share. Accordingly, the diluted loss per share amounts are the same as the basic loss per share amounts for the periods presented.

8.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30 June 2024, the Group acquired assets at a cost of CNY4 (US$1) (six months ended 30 June 2023: CNY6).

None of assets were disposed by the Group during the six months ended 30 June 2024 and 30 June 2023.

No impairment loss was recognized for the six months ended 30 June 2024 and 2023.

F-16

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

9.	OTHER NON-CURRENT ASSETS

	December 31,	June 30,
	2023	2024	2024
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Zimbabwe lithium deposits (i)	247,420	254,054	34,959
Others	110	184	25

Total	247,530	254,238	34,984

(i) Please refer to Note 18 (b) for more details.

10.	PREPAYMENTS

	December 31,	June 30,
	2023	2024	2024
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Prepayment to suppliers	1,093	1,043	144
Deferred expenses	14	24	3

Total	1,107	1,067	147

11.	OTHER RECEIVABLES

	December 31,	June 30,
	2023	2024	2024
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Financial assets:
Deposits	3	3	—
Financials asset	3	3	—

Staff advance	12	12	2
Others	3	6	1
Total amount	15	18	3

Total	18	21	3

F-17

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

12.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are set out below as of December 31, 2023 and June 30, 2024:

	December 31,	June 30,
	2023	2024	2024
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Cash and cash equivalents
- Cash on hand	2	1	1
- Cash at bank	4,751	8,778	1,207

Total	4,753	8,779	1,208

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	December 31,	June 30,
	2023	2024	2024
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

CNY	3,673	1,781	245
US$	762	6,609	909
HK$	318	389	54

Total	4,753	8,779	1,208

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances and time deposits are deposited with creditworthy banks with no recent history of default.

13.	OTHER PAYABLES AND ACCRUALS

	December 31,	June 30,
	2023	2024	2024
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Financial liabilities
Accrued expenses	7,748	2,575	354
Deposits from customers	116	102	14
Other payables (financial liabilities)	7,864	2,677	368

Taxes other than income tax payable (a)	2	—	—
Accrued payroll	156	177	24
Transaction deposit of mining right acquisition (Note18 (b))	74,322	76,217	10,488
Others	266	334	46
Others payables (non-financial liabilities)	74,746	76,728	10,558

Total	82,610	79,405	10,926

(a)	Taxes other than income taxes payable mainly comprise accruals for output value-added tax, city construction tax and education surcharge.

F-18

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

14.	FINANCIAL INSTRUMENTS

(a)	Financial assets

Set out below is an overview of financial assets, other than cash and short-term deposits, held by the Group as of December 31, 2023 and June 30, 2024:

	December 31,	June 30,
	2023	2024	2024
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Debt instruments at amortized cost:
Financial assets included in other Receivables	3	3	—

Total	3	3	—

Total Current	3	3	—
Total Non-current	—	—	—

(b)	Financial liabilities

Set out below, is an overview of financial liabilities of the Group as of December 31, 2023 and June 30, 2024:

	December 31,	June 30
	2023	2024	2024
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Derivatives not designated as hedging instruments:
Derivative financial liabilities (Note 16)	—	4,419	608
Financial liabilities at amortized cost:
Trade payables	100	100	14
Financial liabilities in other payables and accruals	7,864	2,677	368
Lease liabilities	360	376	52
Due to related companies	9,069	6,221	856
Due to the Shareholder	85,673	77,317	10,639

Total	103,066	91,110	12,537

Total current	103,066	91,110	12,537
Total non-current	—	—	—

F-19

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

14.	FINANCIAL INSTRUMENTS (CONTINUED)

(c)	Fair value

The following table provides the fair value measurement hierarchy of the Group's financial liabilities as at June 30, 2024:

	Quoted prices in active markets (Level 1) (Unaudited)	Significant observable inputs(Level 2) (Unaudited)	Significant unobservable inputs(Level 3) (Unaudited)	Total
	CNY	CNY	CNY	CNY

Financial liabilities
Derivative financial liabilities	—	4,419	—	4,419

	Quoted prices in active markets (Level 1) (Unaudited)	Significant observable inputs(Level 2) (Unaudited)	Significant unobservable inputs(Level 3) (Unaudited)	Total
	US$	US$	US$	US$

Financial liabilities
Derivative financial liabilities	—	608	—	608

There are no financial assets measured at fair value as of December 31, 2023 and June 30,2024.

F-20

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

15.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The financial instruments of the Group primarily include cash and cash equivalents, trade and bills receivable, other receivables, contract assets, derivative financial liabilities, trade payables, other payables, dividends payable, amounts due to related companies, amounts due to the Shareholder, lease liabilities and interest-bearing loans and borrowings.

The Group is exposed to credit risk, foreign currency risk, interest rate risk, business and economic risk and liquidity risk. The Group has not used any derivatives or other instruments for hedging purposes. The Group does not hold or issue derivative financial liabilities for trading purposes. The Group reviews and agrees policies for managing each of these risks and they are summarized below.

(a)	Credit risk

Management has a credit policy in place and the exposures to credit risk are monitored on an ongoing basis. Debts are usually due within 30 to 90 days from the date of billing.

Management groups financial instruments based on shared credit risk characteristics, such as instrument type and credit risk ratings for the purpose of determining significant increase in credit risk and calculation of impairment. The carrying amount of each financial asset in the condensed interim consolidated statement of financial position represents the Group’s maximum exposure to credit risk in relation to its financial assets.

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

- significant financial difficulty of the debtor

- a breach of contract such as a default or past due event; or

- it is probable that the debtor will enter bankruptcy or other financial reorganization.

To manage credit risk arising from trade receivables and contract assets, the credit quality of the debtors is assessed, taking into account their historical settlement records, past experience and other factors. The Group applies the simplified approach to provide for ECLs prescribed by IFRS 9, which permits the use of lifetime expected loss provision for all trade receivables. The ECLs also incorporated forward-looking information.

For financial assets assessed for impairment under the general approach, the Group established a policy to perform an assessment at the end of each reporting period of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument. The Group groups its other receivables into Stage 1, Stage 2 and Stage 3, as described below:

Stage 1 – When other receivables are first recognized, the Group recognized an allowance based on 12 months’ ECLs.

Stage 2 – When other receivables have shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs.

Stage 3 – Other receivables are considered credit-impaired. The Group records an allowance for the lifetime ECLs.

F-21

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

15. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(a)	Credit risk (continued)

Management also makes periodic collective assessments for other receivables and amounts due from related companies as well as individual assessments of the recoverability of other receivables based on historical settlement records, past experience and other factors. The Group classified other receivables and amounts due from related companies in Stage 1 and continuously monitored their credit risk. Management believes that there is no material credit risk inherent in the Group’s outstanding balance of other receivables as of December 31, 2023 and June 30, 2024.

The Group does not provide any guarantees that would expose the Group to credit risk. There is no further quantitative disclosures in respect of the Group’s exposure to credit risk arising from financial assets as of December 31, 2023 and June 30, 2024.

Cash and cash equivalents

The Group maintains its cash and cash equivalents primarily with various PRC state-owned banks and Hong Kong based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

(b)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits denominated in US$ and HK$ and related exposures are disclosed in Note 12. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans.

CNY is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of CNY into foreign currencies. The value of CNY is subject to changes in PRC government policies and to international economic and political developments affecting the supply and demand in the China Foreign Exchange Trading System market. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China.

There is no significant exposure to foreign currency risk as of December 31, 2023 and June 30, 2024 for the Company.

(c)	Interest rate risk

The fair value interest rate risk of the Group mainly arises from long-term loans at fixed rates. As the fluctuation of comparable interest rate (Loan Prime Rate of PRC market) with similar term was relatively low, the Directors are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as of December 31, 2023 and June 30, 2024.

(d)	Business and economic risk

The Group's operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 40 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the political, economic and social conditions in the PRC. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.

F-22

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

15. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, as well as adequate time deposits to meet its liquidity requirements in the short and long term.

The table below summarizes the maturity profile of the Group’s financial liabilities and lease liabilities based on contractual undiscounted payments:

December 31, 2023 (Audited)	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	100	—	—	—	100
Financial liabilities in other payables and accruals	—	7,864	—	—	7,864
Due to related companies	—	9,069	—	—	9,069
Due to the Shareholder	—	85,673	—	—	85,673
Lease liabilities	—	366	—	—	366

Total	100	102,972	—	—	103,072

June 30, 2024 (Unaudited)	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Derivative financial liabilities	4,419	—	—	—	4,419
Trade payables	100	—	—	—	100
Financial liabilities in other payables and accruals	—	2,677	—	—	2,677
Due to related companies	—	6,221	—	—	6,221
Due to the Shareholder	—	77,317	—	—	77,317
Lease liabilities	376	—	—	—	376

Total	4,895	86,215	—	—	91,110

June 30, 2024 (Unaudited)	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Derivative financial liabilities	608	—	—	—	608
Trade payables	14	—	—	—	14
Financial liabilities in other payables and accruals	—	368	—	—	368
Due to related companies	—	856	—	—	856
Due to the Shareholder	—	10,639	—	—	10,639
Lease liabilities	52	—	—	—	52

Total	674	11,863	—	—	12,537

(f)	Capital management

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debt divided by total capitalization. Interest-bearing debt mainly includes lease liabilities and interest-bearing loans and borrowings. Total capitalization includes total equity and interest-bearing debt. The debt to capital ratio was 0.47% as of December 31, 2023 and 0.39% as of June 30, 2024.

F-23

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

16.	EQUITY

(a)	Issued capital

	December 31,	June 30,
	2023	2024	2024
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Preferred shares authorized: June 30, 2024: 10,000,000, (December 31, 2023: 10,000,000) preferred shares, no par value

Preferred shares issued and fully issued paid: June 30, 2024: Nil, (December 31, 2023: Nil) preferred shares, no par value	—	—	—

Common shares authorized: June 30, 2024: 200,000,000, (December 31, 2023: 200,000,000) common shares, no par value

Common shares issued and fully paid:
June 30, 2024: 9,865,767*, (December 31, 2023: 8,377,897) common shares, no par value	450,782	450,782	62,029

	Number of shares	Share capital
		CNY	US$

As of January 1, 2023	40,948,082	450,782	62,029

Effect of Five-to-One Share Combination	(32,750,185)	—	—

Equity-settled share-based payments	180,000	—	—

As of December 31, 2023 and January 1, 2024	8,377,897	450,782	62,029

Common shares issued through private placement*	1,487,870	—	—

As of June 30, 2024	9,865,767	450,782	62,029

F-24

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

16.	EQUITY (CONTINUED)

* On February 16, 2024, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to issue and sell, (i) in a registered direct offering, up to an aggregate of 1,487,870 of common shares with no par value of the Company at a per share purchase price of US$2.20 (the “Registered Offering”), and (ii) in a concurrent private placement, warrants initially exercisable for the purchase of an aggregate of 1,115,903 common shares of the Company at an exercise price of $3.00 per share. The registered Offering was closed on February 21, 2024.

The Company recognized the warrants issued to the investors as derivative financial liabilities (Note 14.b) at the fair value of the warrants on the issue date, which amounted to CNY8,229 (US$1,145*), as the investors have the right to exercise their warrants on a cashless basis according to the agreement clause. Per IAS 32, a contract settled by a single net payment (generally referred to as net cash-settled or net equity-settled as the case may be) is a financial liability and not an equity instrument. The gross proceeds of this offering less the fair value of warrants issued to investors amounted to CNY15,305 (US$2,129*) and was recorded in share capital.

Upon the closing of this offering and the private placement, the Company paid or committed to pay fees and offering expenses of CNY5,250 (US$730*), which consists of 8% of gross proceeds and certain expenses reimbursement to the placement agent in cash and the offering expenses related to other professional services. The total amount of fees and offering expenses were allocated to the issuance of common shares and investor warrants according to their fair value at the date of issuance. The amount allocated to the issuance of the shares of CNY3,414 (US$475*) have been charged directly to equity as a reduction in share capital. The amount allocated to the issuance of investor warrants of CNY1,836 (US$255*) were expensed and are included in administrative expenses. The Company recognized a fair value gain of CNY3,862 (US$ 531) on the derivative financial liabilities (Note 5) from the closing date to June 30, 2024.

*As the changes in equity from this private placement transaction are dominated in US$, all the amount in US$ of this disclosure paragraph are actual transaction amount and corresponding amount in CNY were translated from US$ at the applicable exchange rate of the closing date.

(b)	Other capital reserve

Other capital reserves of the Company are mainly for equity-settled share-based compensation, the exercise of stock options, the exercise of warrants, the business combination and the deemed contribution from the Shareholder of the Company and related companies.

F-25

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

17.	SHARE-BASED PAYMENTS

The issuance of warrants to the placement agent

As mentioned in Note 16(a), in addition to fees and offering expenses paid in cash to the placement agent, the Group issued to the placement agent warrants to purchase an aggregate of up to five percent (5%) of the aggregate number of Shares sold in the Registered Offering (the “Placement Agent Warrants”). The Placement Agent Warrants shall generally be on the same terms and conditions as the Investors Warrants except that they will be exercisable at a price of $2.20 per share. The issuance of the agent warrants is an equity-settled share-based payment for professional services received from the placement agent. The Company recognized other capital reserves in an amount of CNY588 (US$82*), which represented the fair value of agent warrants as of issuance date. The fair value of services recorded is not used since it cannot be reliably estimated. The amount was allocated to the issuance of the common shares and investor warrants according to their relative fair values at the date of issuance and CNY383 (US$53*) and CNY205 (US$29*) were charged to share capital and administrative expenses, respectively.

The fair value of the agent warrants is estimated at the issue date using a binomial lattice pricing model using significant observable inputs including underlying spot price of the Company's ordinary shares, exercise price, time to expiration, risk-free rate and equity volatility, etc.

*As the changes in equity from this private placement transaction are dominated in US$, all the amount in US$ of this disclosure paragraph are actual transaction amount and corresponding amount in CNY were translated from US$ at the applicable exchange rate of the transaction date, February 21, 2024.

18.	RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in the consolidated financial statements, the Group had the following transactions with related parties during the period:

(a) Commercial transactions with related companies

		Six months ended June 30,
		2023	2024	2024
		CNY	CNY	US$
	Notes	(Unaudited)	(Unaudited)	(Unaudited)

CHNR's share of office rental, rates and others to Anka Consultants Limited (“Anka”) *	(i)	218	234	32
Feishang Management's share of office rental to Feishang Enterprise**	(ii)	84	84	12
Shenzhen New Precise Space-Time Technology Co., Limited (“Shenzhen New PST”)’s share of office rental to Feishang Enterprise**		45	—	—

(i)	The Company signed a contract with Anka to lease 184 square meters of office premises for two years, from July 1, 2022 to June 30, 2024. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka.
(ii)	On January 1, 2018, Feishang Management signed an office-sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management shares 40 square meters of office premises for 33 months. Feishang Management signed a new contract with Feishang Enterprise in October 2023, which will expire on September 30, 2024.

F-26

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

18. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(b)	Other transactions with related parties

On February 27, 2023, the Company entered into a sale and purchase agreement (the “SPA”) with Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the sellers, Mr. Li Feilie and Mr. Yao Yuguang, to acquire 100% equity interests of Greatfame Investments Limited, which owns 100% equity interest in Williams Minerals (Pvt) Ltd (“Williams Minerals”) (the “Acquisition”). Williams Minerals owns the mining permit for the Zimbabwean lithium mine. The consideration to be paid by the Company for the Acquisition will be calculated by multiplying the qualified measured, indicated and inferred resources quantity of lithium oxide proven to be in the mine by independent technical reports by a unit price of US$500 per ton, less certain due diligence costs and expenses incurred by the Company for the issuance of the independent technical reports.

According to the SPA, the Company issued a US$24,500 promissory note (Promissory Note No. 1) and a US$10,500 promissory note to Feishang Group and Top Pacific (China) Limited respectively on April 14, 2023 to proceed with the acquisition. The Company recognized a liability due to shareholders amounted to US$24,500 and other payable amounted to US$10,500 respectively for the present obligations of these two promissory notes with corresponding non-current assets amounted to US$35,000.

On August 3, 2023, the Company entered into a set-off letter with Feishang Group, pursuant to the letter, the consideration of CNY95,761 liable to be paid by Feishang Group pursuant to the SPA for the disposal of the water treatment segment (Note 3) shall be set off against Promissory Note No. 1 using the exchange rate CNY1.00 = US$0.1400 such that a sum of US$13,407 shall be deducted from the Principal Amount as defined in Promissory Note No. 1. According to the letter, the Company derecognized the receivables from Feishang Group amounted to CNY95,761 and a liability due to shareholders amounted to CNY95,761.

Completion of the transaction as contemplated by the SPA is contingent upon the satisfaction of a number of conditions, including, among other things, the issuance of independent technical reports, the actual quantity of qualified lithium oxide metal resources proven or estimated to exist in each mining area covered by the relevant report, and the Company’s full settlement of the purchase consideration.

F-27

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

18. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(c)	Balances with related companies

The Company’s balances with related companies are unsecured and non-interest bearing. Feishang Enterprise and the Shareholder have provided letters stating their continuous financial support to the Group and that they will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. The balances are summarized as follows:

		December 31,	June 30,
		2023	2024	2024
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)

Current:
Payable to related companies:
Feishang Enterprise**	(i)	6,078	6,221	856
Anka Capital Limited (“Anka Capital”)*	(ii)	2,991	—	—
		9,069	6,221	856

Payable to the Shareholder:
Feishang Group**	(iii)	7,153	7,153	984
Feishang Group**		78,520	70,164	9,655
		85,673	77,317	10,639

Lease liabilities to related parties
Anka*		360	376	52
Total		360	376	52

(i)	The payable to Feishang Enterprise by Feishang Management represents the net amount of advances from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(ii)	The payable to Anka Capital represents the net amount of advances from Anka Capital. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(iii)	The payable to Feishang Group represents the net amount of advances from Feishang Group. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

* Anka Capital and Anka are each jointly owned by Wong Wah On Edward and Tam Cheuk Ho, who are officers of the Company.

**Feishang Enterprise and Feishang Group are controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

F-28

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

18. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(d)	Compensation of key management personnel of the Group

	Six months ended June 30,
	2023	2024	2024
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Wages, salaries and allowances	575	374	51
Housing subsidies	7	6	1
Contribution to pension plans	28	25	3

Total	610	405	55

The amounts disclosed in the table are the amounts recognized as expenses during the respective period related to key management personnel.

19.	COMMITMENTS

At June 30, 2024 the Company had capital commitments of CNY2,432 (US$335) (December 31, 2023: CNY2,432) associated with mineral exploration for the Zimbabwean lithium mine. The corresponding capital expenditures will be paid along with the progress of the exploration works once the mine formally enters into the exploration phase.

20.	SUBSEQUENT EVENTS

On December 31, 2024, the Company entered into a second amendment agreement to the Zimbabwe SPA to extend the long stop date for closing the acquisition from December 31, 2024 to December 31, 2025.

21.	APPROVAL OF THE INTERIM FINANCIAL STATEMENTS

These interim condensed consolidated financial statements were approved by the Board of Directors on December 31, 2024.

F-29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion contains statements that constitute forward-looking statements within the meaning of the U.S. federal securities laws. These statements appear in a number of places throughout this report and include, without limitation, statements regarding the intent, belief and current expectations of China Natural Resources, Inc. (the “Company,” and together with its subsidiaries, the “Group”), its directors or its officers with respect to the applicability of US taxes to the Company, the availability of internally generated funds and funds for the payment of operating expenses, the sufficiency of working capital for present operations and over the next twelve months and access to capital, and its intent to locate and execute on strategic opportunities. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties regarding the governmental, economic and political circumstances in the PRC; the impact on the Company’s financial position, growth potential and business of in the sale of PST Technology and Shanghai Onway specifically; uncertainties related to the Company’s ability to identify potential partners or acquisition targets as it considers strategic alternatives in non-natural resources sectors; uncertainties associated with metal price volatility; uncertainties concerning the viability of mining and estimates of reserves at the Company’s Wulatehouqi Moruogu Tong Mine in Inner Mongolia; uncertainties regarding our ability to acquire a mining permit and to extract mineral reserves located in the Moruogu Tong Mine in an economically feasible manner; uncertainties related to our ability to fund operations and capital expenditures; uncertainties relating to the acquisition of Williams Minerals that were not discovered by us through our due diligence investigation; uncertainties related to the completion of the acquisition of Williams Minerals which is conditional upon satisfaction or waiver of various conditions; failure to complete the acquisition of Williams Minerals may have a material adverse effect on the Company’s business, financial condition and results of operations; uncertainties related to the realization of the anticipated benefits associated with it; the potential lack of appetite for the Company’s current holdings as consideration for a transaction; uncertainties related to geopolitical events and conflicts, such as the conflict between Russia and Ukraine; uncertainties regarding the impact of climate change on our operations and business; uncertainties related to possible future increases in operating expenses; the fluctuations of interest rates and foreign exchange rates; the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules; uncertainties related to the political situation between the PRC and the United States, the ability of the Public Company Accounting Oversight Board to inspect auditors located in the PRC and Hong Kong, the implementation by the U.S. Securities and Exchange Commission of more stringent disclosure and/or other requirements for companies located in the PRC, potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States, and increasing regulation by PRC government agencies of companies located in the PRC but listed elsewhere; and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including without limitation the information set forth in our Annual Reports on Form 20-F under the heading “Risk Factors.” When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

ADMINISTRATIVE EXPENSES

Administrative expenses for the six months ended June 30, 2024 were CNY4.00 million (US$0.55 million), as compared to expenses of CNY4.88 million for the same period in 2023. The decrease was mainly due to the professional service fees incurred in 2023 in relation to the Company’s potential acquisition of Zimbabwe lithium mines.

OTHER INCOME

Other income for the six months ended June 30, 2024 was nil, as compared to CNY0.50 million for the same period in 2023. The change was mainly caused by other income relating to impairment reversal of other receivables, which were fully impaired and written off in prior years but collected in 2023.

FAIR VALUE (LOSS)/ GAIN ON FINANCIAL INSTRUMENTS, NET.

Fair value gain on financial instruments for the six months ended June 30, 2024 was CNY3.86 million (US$0.53 million), as compared to a loss of CNY0.09 million for the same period in 2023. The amount represented the fluctuation of fair values of the Company’s outstanding warrants.

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INCOME TAX EXPENSE

Management believes that the Company is not subject to US taxes.

Under the current laws of the British Virgin Islands (“BVI”), the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains.

The Hong Kong Profits Tax rate is 16.50%. The Company’s Hong Kong subsidiaries have both Hong Kong–sourced and non-Hong Kong–sourced income. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong–sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the period ended June 30, 2023 and 2024. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

Under the Law of the PRC on corporate income tax and the Implementation Regulation of the Corporate Income Tax Law (collectively, the “CIT Law”), the Company’s PRC subsidiaries are generally subject to PRC corporate income tax at the statutory rate of 25% on their respective estimated assessable profits for the six months ended June 30, 2023 and 2024.

LOSS FOR THE PERIOD FROM DISCONTINUED OPERATIONS, NET OF TAX

The loss for the period from discontinued operations, net of tax was nil for the period ended June 30, 2024, as compared with CNY4.96 million for the same period in 2023. The loss in 2023 was the result of an expected credit loss assessment of receivables and contract assets, due to the fact that the amount of uncollected and aged receivables and contract assets was relatively higher than the amount in 2022.

LOSS FOR THE PERIOD

As a result of the foregoing, our net loss decreased by CNY9.34 million (US$1.29 million), from CNY9.46 million for the period ended June 30, 2023 to CNY0.12 million (US$0.02 million) for the period ended June 30, 2024.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company financed its working capital requirements and capital expenditures through internally generated cash from prior years, non-interest-bearing loans from the related parties, funds provided pursuant to the mutual cooperation agreement with Bayannaoer Jijincheng Mining Co., Ltd., and the issuance of shares and warrants in 2024. As the wastewater treatment business was disposed on July 28, 2023, and the Wulatehouqi Moruogu Tong Mine ("Moruogu Tong Mine") is still in the pre-revenue exploration stage, the Company expect our operations to continue to be funded through internally generated cash reserves from prior years, non-interest-bearing loans from related parties, and funds provided pursuant to the Cooperation Agreement. Feishang Group Limited and Feishang Enterprise Group Company Limited, related parties which have provided non-interest-bearing loans, have confirmed they will not recall any amounts due to them until the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

Net cash used in operating activities for the six months ended June 30, 2024 was approximately CNY11.85 million (US$1.63 million), as compared to net cash inflows of CNY3.05 million for the corresponding period in 2023. The decrease of cash inflows from operating activities was mainly caused by the disposal of PSTT, the water treatment business, on July 28, 2023.

Net cash used in investing activities for the six months ended June 30, 2024 was CNY4.00 thousand (US$1 thousand), as compared to CNY1.05 million for the corresponding period in 2023. The cash outflows in 2023 mainly represent expenditures on mine development.

Net cash from financing activities for the six months ended June 30, 2024 was CNY15.84 million (US$2.18 million), as compared to net cash outflows of CNY1.60 million for the corresponding period in 2023. The increase in cash from financing activities was a result of proceeds from the private placement in February 2024.

The following summarizes the Company's financial condition and liquidity at the dates indicated:

	December 31,		June 30,
	2023		2024
	(Audited)		(Unaudited)
Current ratio	0.03	x	0.06	x
Working capital (CNY'000)	(171,934)		(157,971)

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

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